COBHAM

Cobham plc, Broók Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED
2005 DEC 28 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: L/COB/88.2/19533

21st December 2005

05013533

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement regarding Holding(s) in Company dated 21 December 2005.
2. London Stock Exchange Application for Admission of Securities to Trading on Form 1 dated 20 December 2005.
3. General Purposes Committee resolutions allotting securities:
    - General Purposes Committee resolution allotting securities dated 14 December 2005
    - General Purposes Committee resolution allotting securities dated 20 December 2005
4. Notice of allotment of shares or securities on Form 88(2):
    - Form 88(2) dated 14 December 2005
    - Form 88(2) dated 20 December 2005

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
DEC 3 0 2005
THOMSON
FINANCIAL

J M Pope
Company Secretary/Solicitor

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	14:19 21-Dec-05
Number	0413W

RNS Number:0413W
Cobham PLC
21 December 2005

Letter to Cobham Plc
Dated 15 December, 2005

Companies Act 1985 (as amended) (the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 2.5p Shares comprising part of the relevant share capital of Cobham plc ("the Company")

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had an interest (for the purposes of Sections 208 and 209 of the Act) in the following shares comprising part of the relevant share capital (as defined in Section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-

Registered Holder:	Fund:	Number of Share Held:	Percentage Holding:
HSDL Nominees Limited	N/A	59	0.000%
Nortrust Nominees Limited a/c HXCM	HPFO	67,183	0.006%
Nortrust Nominees Ltd.	HXPEN	73,485	0.007%
Nortrust Nominees Ltd.	HPBA	75,672	0.007%
Nortrust Nominees Limited a/c HXCM	HLFO	848,901	0.076%
Nortrust Nominees Ltd.	HLBA	867,397	0.077%
Nortrust Nominees Ltd.	HXLFE	922,698	0.082%
Chase Nominees a/c CMIG	1105	2,006,186	0.179%
Chase Nominees a/c CMIG	2304	4,922,696	0.439%
Chase Nominees a/c CMIG	2314	11,869,262	1.058%
Chase Nominees Ltd	WP	12,938,448	1.153%
Aggregate material holding of HBOS Group		34,591,987	3.083%

From HBOS PLC

END

Close

London **STOCK EXCHANGE**

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

RECEIVED

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

For **all other transactions**, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed**. The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310**.

Application to be considered on (date):

Dealings expected to commence on (date):

1. **Full legal name of issuer:** Cobham plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* **Country of incorporation:**

3.* **Home EU competent authority for listing** ***(if not UKLA)*****:**

a. **Will the securities also be admitted to the Official List of the UKLA?** YES/NO

b. **If appropriate, has the "passport" been lodged with the UKLA?** YES/NO

4. **Type of issue for which application is being made:**
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block listings

5.* **Expected size of offer (£m):**

6.* **Expected market cap. post issue :**

7. **Amount and full description of each class of security for which application is now being made:**
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

1,150,000 ordinary shares of 2.5p each fully paid of which 1,000,000 shares are to be used in connection with the Cobham Executive Share Option Scheme 1994 and the balance in connection with the Cobham Executive Share Option Scheme 2004.

8. Are the securities for which application is now made identical ** in all respects

a. with each other? | YES/~~NO~~

b. with an existing class of security? | YES/~~NO~~

** If you answered *NO* to either question how do the securities differ and when will they become identical?

Note in relation to Question 8:

** **identical** means in this context:

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:

Date:

10. Please indicate whether the certificates are in registered or bearer form:

REGISTERED/BEARER

11. Default place of settlement (system):

12. Issuer details:

a. **Contact name:** J M Pope

b. **Job Title:** Company Secretary

c. **Telephone Number:** 01202 857552

d. **Email address:** popej@cobham.com

13. Invoicing – Value Added Tax (VAT)

To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following ***mandatory*** *section:*

a. **Country of Principal Place of Business (PPB):** England

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. **Is the Issuer registered for VAT in the UK?** YES: √ NO:

c. **Is the Issuer registered for VAT in another EC country?** YES: NO: √

d. **If YES, please confirm EC VAT registration number:**

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

14.* **Brief description of business:**

15.* **Directors** *(names, job-titles, executive/non-executive status)*:

16.* **Fiscal year end:**

17. **Sponsor/ Lead manager / Adviser (if applicable):**

a. **Contact name:**
b. **Telephone Number:**
c. **Email address:**

18.* **Sponsor:**

19.* **Corporate Broker:**

20.* **Financial PR advisors:**

21.* **Address at which admission document will be available:**

22.* **Date available:**

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:	[signature]	**Print Name:**	JOHN M POPE
Job Title:	Company Secretary	**Date:**	20th December 2005

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: Cobham plc

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 14th December 2005

Present: **W G Tucker - Chairman**
A E Cook

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising her options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	D Marsilli	13.12.05	40,390 ("U")	£43,742.37
29.10.02	D Marsilli	13.12.05	57,030 ("U")	£51,991.97

It was resolved that a total of 97,420 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
D Marsilli	40,390	£1.058
D Marsilli	57,030	£0.8866

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 97,420 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 20th December 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising her options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	M Vincent	20.12.05	12,500 ("A")	£11,395.75

It was resolved that a total of 12,500 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
M Vincent	12,500	£0.88666

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 12,500 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

Companies House — for the record —

RECEIVED

2005 DEC 28 A 9:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	12	2005			

Class of shares (ordinary or preference etc)	Ordinary 2.5p		
Number allotted	12,500		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address 20 Fenchurch Street, London, England	Ordinary 2.5p	12,500
UK Postcode EC3P 3DB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] J. Pope Date 20.12.05

** A ~~director~~ / secretary / ad~~ministrator / administrative receiver / re~~ceiver / ~~official receiver / receiver manager / voluntary arrangement super~~visor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13 / 12 / 2005	

Class of shares (ordinary or preference etc)	Ordinary 2.5p		
Number allotted	97,420		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address: 20 Fenchurch Street, London, England	Ordinary 2.5p	97,420
UK Postcode EC3P 3DB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14.12.05

** A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement su~~pervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

Tel